[AFC Enterprises, Inc. Letterhead]
December 3, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Joseph Foti, Senior Assistant Chief Accountant

Re:	AFC Enterprises, Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 14, 2007 File No. 000-32369
Dear Mr. Foti:
     We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated November 14, 2007 (the “Staff’s letter”), concerning the Form 10-K filed March 14, 2007 (File No.000-32369) (“Form 10-K”) for AFC Enterprises, Inc. (the “Company”).
     For your convenience, we have listed the responses in the same order as the comments were presented in the Staff’s letter and have repeated each comment prior to the response.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36
Comment 1: You state that you are subject to mandatory repayments of up to 25% or 50% of consolidated excess cash flows in situations when consolidated cash flows for the year and the total leverage ratio exceed specified amounts. In this regard, it appears that these terms could have a significant impact on your consolidated cash flow. As such, please revise your disclosure in future filings to disclose the “specified amounts.”
Response 1: Under the terms of the Company’s 2005 Credit Facility, as amended, at the end of each fiscal year the Company is subject to mandatory prepayments on term loan borrowings of Consolidated Excess Cash Flow less the amount of (1) any voluntary prepayments and (2) the amount by which revolving loan commitments are permanently reduced in connection with repayments and mandatory prepayments of the revolving

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

loans under the 2005 Credit Facility when the Company’s Total Leverage Ratio equals or exceeds the amounts set forth below:

Total Leverage Ratio	Prepayment
≥ 3.0 to 1.0	50% of the Consolidated Excess Cash Flow
< 3.0 to 1.0 but > 2.0 to 1.0	25% of the Consolidated Excess Cash Flow
≤ 2.0 to 1.0	No debt prepayment

Total Leverage Ratio is defined as the ratio of the Company’s Consolidated Total Indebtedness to Consolidated EBITDA for the four immediately proceeding fiscal quarters. Consolidated Total Indebtedness means, as at any date of determination, the aggregate principal amount of Indebtedness of the Company and its Subsidiaries.
In prospective filings, we propose to amend the disclosure relating to these mandatory prepayments to clarify that a percentage of Consolidated Excess Cash Flow will be required as a prepayment if the total leverage ratio exceeds the amounts described above. In addition, we propose to expand the disclosure to include the required prepayment percentages and related Total Leverage Ratio parameters as shown above.
Contractual Obligations, page 37
Comment 2: Based on your disclosures beginning on page F-23, we note that certain of your supply agreements include minimum volume purchase commitments and the estimated minimum level of purchases required in the next several years are highly material amounts. Therefore it appears that you should revise the contractual obligations table, in future filings, to include these amounts. In addition, a footnote to the table should discuss any material termination, renewal or adjustment provisions under these purchase obligation commitments. Please refer to the guidance in FR-67 (Release No. 33-8182) and revise accordingly.
Response 2: Item 303(a)(5) of Regulation S-K (as adopted pursuant to Release No. 33-8182) requires registrants to disclose in tabular format the amounts of payments due under specified contractual obligations, aggregated by category of obligation, including purchase obligations. A “purchase obligation” is defined in the release as an agreement to purchase goods or services that is enforceable and legally binding on the registrant and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
The Company did not include the chicken purchase commitments in its contractual obligations table as the purchase contracts are between Supply Management Services, Inc. (“SMS”), a not-for-profit purchasing cooperative as described in Note 15 to the Form 10-K, and certain chicken suppliers in order to ensure favorable pricing and to maintain

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

an adequate supply of fresh chicken for the Company and its Popeyes franchisees. The Company is not a direct party to those purchase agreements. Furthermore, the majority of the required volume will be purchased by the franchisee system, which makes up approximately 97% of the system-wide restaurants.
However, the Company has agreed to indemnify SMS for any shortfall between actual purchases by the Popeyes system and the annual purchase commitments entered into by SMS on behalf of the Popeyes restaurant system. Historically, there have been no payments required under the indemnification and as of the date of this letter, the Company does not believe that it is probable that any payment under the indemnification will be required.
The Company has disclosed the indemnification agreement with SMS in the “Off-Balance Sheet Arrangements” section on page 39 of the Form 10-K in accordance with Release No. 33-8182 requiring disclosure of off-balance sheet arrangements. The definition of “off-balance sheet arrangements” includes contracts that contingently require the guarantor to make payment to the guaranteed party based on another entity’s failure to perform under an obligating agreement (e.g., performance guarantees). Accordingly, the Company considers its obligation to indemnify SMS if the Popeyes system were not to purchase the full level of the volume commitments to be an off-balance sheet arrangement.
Due to the nature of the indemnification arrangement and the Company’s belief that performance under the terms of the indemnification agreement will not be required, the Company believes it is inappropriate to include the minimum volume commitment amounts within the contractual obligations table. However, in prospective filings, the Company proposes to expand the footnote disclosures to the contractual obligations table to further disclose the existence of the indemnification arrangement with SMS and to reference the discussion of the indemnification arrangement in both the Off-Balance Sheet Arrangement discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations and within the Notes to the Consolidated Financial Statements. Additionally, in prospective filings the Company proposes to discuss any material termination, renewal or adjustment provisions under these purchase obligation commitments and the Company’s indemnification thereof.
Consolidated Financial Statement
Note 2 — Summary of Significant Accounting Policies
Principles of Consolidation, page F-7
Comment 3: During the second quarter of your 2006 fiscal year, you purchased all the assets of three franchised restaurants that were previously consolidated as variable interest entities. Subsequently, you sold two of those restaurants for a net gain of $1.4

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

million and closed a third. Based on your disclosures, it appears that the sale and closure of these restaurants had a material impact on your financial statements. As such, please provide us with the following information:
a)	A detailed description of how you accounted for both the acquisition and subsequent disposal of the aforementioned restaurants;
Response 3a: In October 2001, the Company sold the buildings and equipment associated with three of its company-operated Popeyes restaurants to Kimes LLC for approximately $1.6 million. At the time of the transaction, the gain from the sale did not meet recognition criteria for the full accrual method outlined in paragraphs 5 and 6 of Statements of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (SFAS 66)1. Specifically, the Company guaranteed a portion of the buyer’s debt under its loan guaranty program, leased the land on two of the restaurants to the buyer under a land lease, and sub-leased the land on the third property to the buyer under an existing lease agreement with a third party landlord. Due to the Company’s continuing involvement beyond that of the franchisor relationship in accordance with SFAS 66, the Company deferred the portion of the gain associated with its ongoing involvement and risk.

[1]	Statements of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (SFAS 66) ¶ 5 and ¶ 6 -
5.	“Profit on real estate sales transactions[1] shall not be recognized by the full accrual method until all of the following criteria are met:
[1]	Profit on a sale of a partial interest in real estate shall be subject to the same criteria for profit recognition as a sale of a whole interest.
a.	A sale is consummated (paragraph 6).

b.	The buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property (paragraphs 8-16).

c.	The seller’s receivable is not subject to future subordination (paragraph 17).

d.	The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property (paragraph 18).
Paragraphs 19-43 describe appropriate accounting if the above criteria are not met.”

Consummation of a Sale
6.	“A sale shall not be considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing for which the seller is responsible has been arranged, and (d) all conditions[2] precedent to closing have been performed. Usually, those four conditions are met at the time of closing or after closing, not when an agreement to sell is signed or at a preclosing.
[2]	Paragraph 20 provides an exception to this requirement if the seller is constructing office buildings, condominiums, shopping centers, or similar structures.”

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

In October 2002, the franchisee withdrew from the operations of the restaurants and contracted with the Company to run the daily operations of the restaurants under a management agreement. At that time, the Company began an effort to assist the franchisee in finding a buyer for the restaurants. Under the management agreement, the Company’s fees were 100% of the net profits and losses of the three restaurants.
Effective with the adoption of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN46R”) in the first fiscal quarter of 2004, the Company began consolidating Kimes LLC for financial reporting purposes as directed by paragraph 14 of FIN46R2 since the Company was the variable interest holder with the financial wherewithal to absorb the majority of the expected losses of Kimes LLC.
The location which was sub-leased from a third party landlord was closed on May 19th, 2006.
On May 26th, 2006, the Company exercised its rights under its franchise agreements with Kimes LLC to terminate the franchise agreements. The Company acquired the assets of the three restaurants in exchange for the assumption of Kimes LLC’s long-term debt, the assumption of all accounts payable, and the forgiveness of the amounts owed to the Company under the franchise and management agreements. Concurrent with the acquisition, the Company sold two of the acquired restaurants including the land to another franchisee for approximately $2.5 million. The gain on the sale of the two restaurants was recognized in accordance with SFAS 66.
A description of the method of accounting employed by the Company for both the acquisition and subsequent disposal of the three restaurants is detailed in the remaining responses below.
b)	The timing of each transaction
Response 3b: As noted above in Response 3a, the closing of the sub-leased location occurred on May 19, 2006. The acquisition and subsequent sale of the remaining two restaurants to an existing franchisee occurred simultaneously on May 26th, 2006.

[2]	Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN46R”) ¶ 14 — “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both... If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

c)	A summary of the entries recorded at each stage of the transaction;

Response 3c: As noted above in Response 3a, the Company consolidated the acquired restaurants in accordance with FIN46R. As a result, there was no accounting entry required to record the acquisition, because the restaurants were already recorded in the Company’s financial statements. The following entry was made to record 1) the gain on the sale of the two restaurants and the land, 2) the pay-off of the assumed long-term debt at closing, and 3) the recognition of the gains deferred in 2001 associated to the Company’s guaranty of the franchisee’s primary debt (dollars in millions):

(DR<CR>)

Cash	$1.3
Deferred gains on unit conversions	0.2
Long-term debt	1.2
Property and equipment — VIE		$	<0.8>
Property and equipment — Land			<0.5>
Gain on sale of assets			<1.4>
See Response 3g for the accounting discussion on the third restaurant closed on May 19, 2006.

d)	How management determined that SFAS 66 applied to the sales transactions and whether it’s prevalent industry practice to apply SFAS 66 for those type transactions;
Response 3d: SFAS 66 establishes the standards for recognition of profit on all real estate sales transactions without regard to the nature of the seller’s business. It is the Company’s policy to apply the applicable provisions SFAS 66 to determine the gain recognition associated with the sale of its real estate assets. The Company concluded that the referenced sales transactions met all of the requirements of paragraphs 5 and 6 of SFAS 663 and recognized the gain on the sale of the two restaurants (including the land) on the full accrual method based on the following:
1.	the sale of the restaurants was consummated and the earnings process completed;

2.	the Company had unconditionally received all amounts it was entitled to from the sale and is not at risk related to the buyer’s financing[4]; and

[3]	See Footnote 1.

[4]	Emerging Issues Task Force Issue 88-24: Effect of Various Forms of Financing under FASB Statement No. 66 Issue No.1 - “... When the seller has unconditionally received all amounts it is entitled to from the sale and is not at risk related to the financing, the buyer’s commitment to pay for the property is not a factor in the seller’s recognition of profit.”

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

3.	the Company had no continuing involvement in the real estate assets outside the normal relationship as franchisor.
e)	Your consideration to other literature for measurement and recognition of the sale of these disposal groups (e.g., SFAS 144, etc.);
Response 3e: The Company considered the measurement and recognition provisions of SFAS 144 pertaining to long-lived assets to be disposed of by sale and concluded that they were not applicable due to the simultaneous occurrence of the acquisition and sales transactions.5 At no time prior to the May 26, 2006 acquisition did the Company have the authority to sell the assets either in its role as the franchisor or operations manager. “Held for Sale” classification and treatment was therefore precluded by SFAS 144 ¶ 30.a. prior to May 26, 2007.

[5]	Statements of Financial Accounting Standards No. 144: Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) ¶ 30 — “A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:
a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

b.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). (Examples 5-7 of Appendix A illustrate when that criterion would be met.)

c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

d.	The sale of the asset (disposal group) is probable,[18] and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31. (Example 8 of Appendix A illustrates when that criterion would be met.)
[18]	The term probable is used consistent with the meaning associated with it in paragraph 3(a) of FASB Statement No. 5, Accounting for Contingencies, and refers to a future sale that is “likely to occur.”
e.	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
If at any time the criteria in this paragraph are no longer met (except as permitted by paragraph 31), a long-lived asset (disposal group) classified as held for sale shall be reclassified as held and used in accordance with paragraph 38.”

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

f)	Any differences in measurement and recognition from using SFAS 66 as compared to other accounting literature (e.g., SFAS 144, etc.); and
Response 3f: Had the Company concluded that it was appropriate to apply the provisions of SFAS 144, there would have been no difference in the gain recognized under SFAS 66. In consolidating the two restaurants sold to Kimes LLC under FIN46R, the Company eliminated the original sales accounting of the restaurants to the franchisee and reported the assets of the two restaurants to be sold at the Company’s historical carrying value (less depreciation) which was lower than fair value less cost to sell.6
g)	Whether you recognized an impairment of assets in relation to the restaurant closure and where it was recorded.
Response 3g: Kimes LLC had fully impaired the third restaurant prior to the Company consolidating the restaurant for financial reporting purposes under FIN46R; therefore, no additional impairment was recorded at the time of closure.
Note 15 — Commitments and Contingencies, page F-23
Comment 4: Reference is made to the last paragraph under supply contracts on page F-24 where you state that pursuant to terms of the long-term beverage supply agreement you are provided with marketing rebates based upon the dollar volume of purchases. Please tell us the nature of these arrangements and whether you are following guidance in EITF 02-16. We also believe that a significant accounting policy for vendor (marketing) rebates should be included in Note 2 that clearly describe (i) the nature of the arrangements; (ii) the accounting treatment accorded these arrangements including its recognition and measurement provisions; and (iii) the financial statements accounts impacted in accounting for these arrangements. Please advise and revise accordingly.
Response 4: During 2006, the Company entered into new beverage marketing agreements with Coca-Cola USA Fountain (“Coke”) and Cadbury Schwepps Americas Beverages Company (“Dr. Pepper”). Both agreements have elements whereby the Company earns rebates based on gallons purchased by company-operated restaurants as well as rebates earned by the Company’s cooperative advertising fund for gallons purchased by the entire franchise system. The rebates associated with company-operated restaurants are estimated and paid at the beginning of the agreement year and

[6]	SFAS 144 ¶ 34 — “A long-lived asset (disposal group) classified as held for sale shall be measured at the lower of its carrying amount or fair value less cost to sell. If the asset (disposal group) is newly acquired, the carrying amount of the asset (disposal group) shall be established based on its fair value less cost to sell at the acquisition date. A long-lived asset shall not be depreciated (amortized) while it is classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.”

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

subsequently adjusted to actual purchases at the end of the agreement year. The rebates are assumed to be a reduction of the vendor’s beverage syrup prices, therefore, are recognized as a reduction of cost of sales over the usage period in accordance with EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor Issues 1 and 2. 7
In addition to the purchase rebates, the Company received additional cash consideration of approximately $0.1 million for entering into the agreement with Coke that is earned on a pro-rata basis over the five year term of the agreement. This additional cash consideration is also assumed to be a reduction of the vendor beverage syrup prices and is recognized as a reduction of cost of sales on a straight-line basis over the five year agreement in accordance with the guidance in EITF 02-16.8
The cooperative advertising rebates under the beverage marketing agreements are earned based on the gallons purchased by the entire franchise system. These advertising rebates are recognized by the cooperative advertising fund when earned. In the Company’s consolidated financial statements, the advertising fund is accounted for in accordance with Financial Accounting Standards Board No. 45, Accounting for Franchise Fee Revenue. Contributions received and expenses of the advertising fund are excluded from the Company’s consolidated statements of operations.
In prospective filings, the Company proposes the addition of the following significant accounting policy footnote for Beverage Marketing Agreements that describes (i) the nature of the arrangements; (ii) the accounting treatment accorded these arrangements including its recognition and measurement provisions; and (iii) the financial statements accounts impacted in accounting for these arrangements:

[7] EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (EITF 02-16) ¶ 4 and ¶ 7
4.	“At the November 21, 2002 meeting, the Task Force reached a consensus on Issue 1 that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement....”

7.	“The Task Force reached a consensus on Issue 2 that a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period should be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable. If the rebate or refund is not probable and reasonably estimable, it should be recognized as the milestones are achieved.”
[8] See Footnote 7

Mr. Joseph Foti, Senior Assistant Chief Accountant
Securities and Exchange Committee

Beverage Marketing Agreements. The Company has long-term beverage marketing agreements with two of its fountain beverage suppliers. Pursuant to the terms of these arrangements, marketing rebates are provided to the Company and its cooperative advertising fund from the beverage vendors based upon the gallons of beverage syrup purchased by company-operated restaurants and franchised restaurants, respectively. For company-operated restaurants, the rebates received under the agreements are recognized in the Company’s consolidated statements of operations as a reduction of restaurant food, beverages and packaging expenses when earned. The rebates recognized by company-operated restaurants were approximately $0.3 million in 2006, 2005 and 2004. Rebates earned and contributed to the cooperative advertising fund are excluded from the Company’s consolidated statements of operations.
     In addition, pursuant to the Staff’s letter, the Registrant hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.
     Please feel free to call the undersigned at (404) 459-4568 with any questions concerning our responses to the Staff’s comments.

Very truly yours,
/s/ H. Mel Hope, III
H. Mel Hope, III
Chief Financial Officer AFC Enterprises, Inc.

cc:	Mr. Juan Mignone, Division of Corporation Finance
Ms. Cheryl A. Bachelder, Chief Executive Officer
Mr. Paul Marsden, Controller
Mr. Harold M. Cohen, General Counsel
Mr. John D. Wilson, King & Spalding LLP